Cision Ltd.

130 East Randolph Street, 7th Floor

Chicago, Illinois 60601

May 10, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tiffany Piland Posil

Re:	Cision Ltd.

Registration Statement on Form S-4, as amended

Initial Filing Date April 17, 2018

File No. 333-224306

Ladies and Gentlemen:

Cision Ltd. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (the “Registration Statement”), File No. 333-224306, as amended, to 5:00 p.m., Eastern Time, on Monday, May 14, 2018, or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement. In connection with the foregoing request for acceleration of effectiveness, the Company hereby further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis M. Myers, P.C., of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2232 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Jack Pearlstein
Jack Pearlstein
Chief Financial Officer